949-476-1180 3001 Daimler Street Santa Ana, California 92705-5812 www.sTec-inc.com

Via EDGAR

May 21, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Nicholas P. Panos, Senior Special Counsel, Office of Mergers and Acquisitions

Re:	sTec, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 6, 2013
File No. 000-31623

Dear Mr. Panos:

Reference is made to your letter, dated May 14, 2013, regarding the Preliminary Proxy Statement on Schedule 14A filed by sTec, Inc. (“sTec”) with the Securities and Exchange Commission (the “Commission”) on May 6, 2013 (File No. 000-31623).

Per your request, sTec acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (949) 476-1180.

Sincerely,

/s/ Robert M. Saman

Robert M. Saman

Chief Legal Officer and General Counsel

Mr. Nicholas P. Panos

May 21, 2013

cc:	Gabriel Eckstein, Staff Attorney
U.S. Securities and Exchange Commission
Mark Moshayedi, President and Chief Executive Officer
sTec, Inc.
Michelle A. Hodges
James J. Moloney
David C. Lee
Gibson, Dunn & Crutcher LLP